UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EPIC FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

294269 105

CUSIP Number

June 13, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

____

Rule 13d-1(b)

  X        Rule 13d-1(c)

____

Rule 13d-1(d)

CUSIP NO. 294269 105	13 G	Page 2 of 5 Pages

1		Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Randy McDowell
2		Check the Appropriate Box if a Member of a Group (a) X (See Instructions) (b) ___
3		SEC Use Only
4		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 3,940,850
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,940,850
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,940,850
10	Check if the Aggregate Amount of Row (9) Excludes Certain Shares: ______
11	Percent of Class Represented by Amount in Row (9) 10.7%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 294269 105	13 G	Page 3 of 5 Pages

Item 1.

(a)    Name of Issuer:

        Epic Financial Corporation

(b)    Address of Issuer's Principal Executive Offices:

        7545 No. Del Mar Avenue, Suite 102, Fresno, CA 93711

Item 2.

(a)    Name of Person Filing:

        Randy McDowell

(b)    Address of Principal Office or, if none, Residence:

        45706 Road 208, Friant, CA 93626

(c)    Citizenship:

         USA

(d)    Title of Class of Securities:

        Common Stock, $0.001 par value

(e)    CUSIP Number:

         294269 105

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)       ____    Broker or dealer registered under Section 15 of the Exchange Act.

(b)       ____    Bank as defined in Section 3(a) (6) of the Exchange Act.

(c)       ____    Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)       ____    Investment company registered under Section 8 of the Investment Company Act.

CUSIP NO. 294269 105	13 G	Page 4 of 5 Pages

(e)       ____    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)        ____    An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F);

(g)       ____    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)       ____    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)        ____    A church plan that is excluded form the definition of an investment company under Section 3(c)

                        (14) of the Investment Company Act;

(j)        ____    Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

Item 4.    Ownership.

(a)    Amount beneficially owned:                                                          3,940,850

(b)    Percent of class:                                                                                 10.7%

(c)    Number of shares as to which the person has:

        (i)    Sole power to vote or to direct the vote:                                           -0-

        (ii)    Shared power to vote or to direct the vote:                           3,940,850

        (iii)    Sole power to dispose or to direct the disposition of:                    -0-

        (iv)    Shared power to dispose or to direct the disposition of:      3,940,850

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following:  ______ .

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being

                Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.    Identification and Classification of Members of the Group.

The Reporting Person, Randy McDowell, is a member of a Group that includes himself and his wife, Sandy McDowell, who is filing a separate Schedule 13G on behalf of herself.

Item 9.    Notice of Dissolution of Group.

N/A

CUSIP NO. 294269 105	13 G	Page 5 of 5 Pages

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                  August 29, 2005

                                                                                                        (Date)

                                                                                               /s/ Randy McDowell

                                                                                                     (Signature)

                                                                                                  Randy McDowell

                                                                                                  (Name and Title)